
Morgan

21st August 2006

The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850372
www.morgancrucible.com


SEC MAIL PROCESSING
RECEIVED
AUG 2 3 2006
WASH. D.C.
213
SECTION

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,




06016292



David Coker
Company Secretary





Enclosure

Registered Office as above
Registered in England No 286773

News Release

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ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Rule 2.10 Announcement

Morgan Crucible Co PLC
08 August 2006

The Morgan Crucible Company plc

RULE 2.10 ANNOUNCEMENT

The Morgan Crucible Company plc ('Morgan Crucible') announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 7 August 2006 it had in issue 293,411,379 ordinary shares of 25 pence each.

The ISIN reference number for Morgan Crucible is GB0006027295

This information is provided by RNS
The company news service from the London Stock Exchange

News Release

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ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Statement re Possible Offer

Morgan Crucible Co PLC
07 August 2006

The Morgan Crucible Company plc - Statement re Possible Offer

The Board of The Morgan Crucible Company plc ('Morgan Crucible' or the 'Company') notes the recent movement in its share price and confirms that it has received a preliminary approach that may or may not lead to a cash offer being made for the Company.

A further announcement will be made in due course.

END

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of Morgan Crucible, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Morgan Crucible, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Morgan Crucible by the Company, or by any of its 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk .

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Disclosure in accordance with Rule 2.10 of the City Code:

In accordance with Rule 2.10 of The City Code on Takeovers and Mergers, the Company confirms that, at the close of business on 4 August 2006, the Company's issued share capital consisted of 293,411,379 ordinary shares of 25 pence each.

JPMorgan Cazenove Limited ('JPMorgan Cazenove'), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Morgan Crucible and no-one else in connection with the matters referred to herein and will not be responsible to anyone other than Morgan Crucible for providing the protections afforded to clients of JPMorgan Cazenove or for giving advice in relation to such matters.

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	09:33 10-Aug-06
Number	4950H

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

NOTIFICATION OF CHANGE IN INTERESTS IN SHARES

The Morgan Crucible Company plc (the "Company") received notice on 9th August 2006 that, in accordance with Sections 198-202 of the Companies Act 1985, Classic Fund Management AG, no longer have a notifiable interest in the Company's Ordinary Shares of 25 pence each.

END

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ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	09:35 21-Aug-06
Number	8862H

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
Standard Life Investments on behalf of Standard Life Group

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Material and non-material interest of shareholder named in 2.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:
Vidacos Nominees

5) Number of shares/amount of stock acquired:
4,920,155

6) Percentage of issued class:
1.677%

7) Number of shares/amount of stock disposed:
N/A

8) Percentage of issued class:
N/A

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
16/8/06

11) Date company informed:
Faxed letter dated 17/8/06 received 17/8/06

12) Total holding following this notification:
33,309,158 shares

13) Total percentage holding of issued class following this notification:
11.352% (material and non-material)

14) Any additional information
N/A

15) Name of contact and telephone number for queries:
Mr D.J. Coker tel 01753 837000

1) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker

2) Date of notification:
21st August 2006

END

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Transforming our business

The Morgan Crucible Company plc
Interim Statement 2006



Our business has been streamlined and reshaped to concentrate on ceramics and carbon.

Focusing on these high-value sectors, we are well positioned to exploit our inventive, entrepreneurial skills.

In ceramics, we manufacture piezo-electric surgical components, high-temperature insulating fibre, advanced hard disc-drive components and many other high-tech products.

In carbon, our output includes lightweight body armour, raw materials used in synthetic diamonds and components for aerospace and the exploration of outer space.

In both ceramics and carbon, we are pursuing our passion for profitable innovation.



Summary

Double digit growth and margins:

Turnover from continuing operations up 11.7% to £336.3 million (2005: £301.0 million) including a favourable currency translation impact of £8.8 million

Underlying operating profit from continuing operations up 39.5% to £35.7 million (2005: £25.6 million) including a favourable currency translation impact of £1.1 million

Group underlying operating profit margins for continuing businesses improved from 8.5% to 10.6%

Underlying EPS improved by 34.9% to 8.5 pence (2005: 6.3 pence)

Strong financial position:

Net debt of £22.9 million (2005: net debt of £165.0 million)

Group pension deficit substantially reduced to £44.4 million

UK pension schemes now in surplus on an IAS 19 basis

Interim dividend recommended at 1.5 pence per share

	2006	2005
Revenue £m	**336.3**	391.7
Underlying operating profit* £m	**35.7**	33.2
Underlying PBT** £m	**34.2**	26.1
Underlying EPS *** pence	**8.5**	6.3
Net debt £m	**22.9**	165.0
Operating profit £m	**31.6**	22.2
Profit before tax £m	**30.1**	15.1
Basic EPS pence	**7.5**	2.8

Commenting on the results, Chief Executive Officer, Warren Knowlton said:

"I am delighted that we have delivered our promises ahead of schedule. Morgan is in a substantially better position than it was three years ago. Our profit improvement plan is nearly complete, having delivered both the strategic repositioning of the Group and financial benefits. At the same time we have also successfully demonstrated our capacity to achieve good top line growth. Morgan has delivered significant shareholder value and has the capacity to create more. The Group is in a strong financial position and this, coupled with our profitable growth, allows us to look to the future with confidence."

* Defined as operating profit of £31.6 million (2005: £22.2 million) before financing costs of £1.5 million (2005: £6.7 million) and before restructuring costs of £14.4 million (2005: £9.8 million), costs associated with the settlement of prior period litigation of £0.8 million (2005: £1.2 million), gain on curtailment of UK employee benefit schemes of £11.0 million (2005: £nil) and gains on property disposals of £0.1 million (2005: £nil). This measure of earnings is shown because the Directors consider that it gives a better indication of underlying performance.

** Defined as operating profit of £31.6 million (2005: £22.2 million) before restructuring costs of £14.4 million (2005: £9.8 million), costs associated with the settlement of prior period litigation of £0.8 million (2005: £1.2 million), gain on curtailment of UK employee benefit schemes of £11.0 million (2005: £nil) and gains on property disposals of £0.1 million (2005: £nil) and after net financing costs of £1.5 million (2005: £6.7 million) and losses on partial disposal of businesses of £nil (2005: £0.4 million).

*** Defined as basic earnings per share of 7.5 pence (2005: 2.8 pence) adjusted to exclude the after tax impact of restructuring costs, costs of settlement of prior period litigation, gain on curtailment of UK employee benefit schemes and gains on property disposals of 1.0 pence (2005: 3.5 pence).

Morgan Crucible's strong performance has continued into 2006. The Group has successfully driven its core business to 10.6% underlying operating margins, putting us ahead of our announced target of achieving double-digit margins on a run rate basis by the end of 2006.

Our cost base has consistently improved since 2002. We are progressively shifting our manufacturing footprint to lower cost countries and, combined with ongoing reductions in overhead costs, this has driven down our total employment costs (from continuing businesses) as a percentage of sales from 39.3% in 2003 to 33.8% for the first half of 2006.

We have targeted attractive, higher growth markets and coupled with our concentration on increasing the value-added component within our product range, have reversed year on year price erosion. Our pricing position is now strongly positive at 1.7% and as a continuing Group we have averaged over 5% top line growth over the past three years on a constant currency basis. We have actively pursued a positive shift in product mix by exiting price competitive cyclical markets and targeting higher growth, less commoditised markets such as medical and defence.

The significantly improved financial strength of the Group leaves us well placed to invest in profitable growth both organically and through bolt-on acquisitions in our core markets. We have made six acquisitions/joint ventures in 2006 so far which have given us both enhanced market access and lower cost country penetration. This financial strength, combined with our organic growth and bolt-on acquisitions, creates a secure base for the Group to target mid-teen margins.

Financial review

Reference is made to underlying operating profit and underlying EPS below, both of which are defined at the front of this statement. These measures of earnings are shown because the Directors consider that they give a better indication of underlying performance.

Group underlying operating profit for continuing businesses increased by 39.5% to £35.7 million (2005: £25.6 million). Underlying operating profit margins from continuing businesses for the six months were 10.6%. This compares to 8.5% in the equivalent period in 2005. All three of our major business units contributed to this increase in margin.

The Group has continued to implement its "Profit Improvement Programme" in this period with restructuring charges being £14.4 million (2005: £9.8 million). We have also incurred costs associated with settlement of prior period anti-trust litigation in 2006 of £0.8 million (2005: £1.2 million).

The net finance charge was £1.5 million (2005: £6.7 million). Net bank interest and similar charges were £1.6 million (2005: £4.9 million), an improvement of £3.3 million from 2005. Part of the finance charge under IFRS is the net IAS 19 (Employee Benefits) interest receipt on pension scheme net liabilities which was £0.1 million (2005: charge of £1.8 million).

The tax charge for the period was £6.7 million (2005: £5.5 million). The tax charge on underlying operating profit net of finance costs was £8.6 million. There was a tax credit of £1.9 million on restructuring costs and costs associated with prior period anti-trust litigation. The effective tax rate before restructuring costs, costs associated with settlement of prior period anti-trust litigation, gain on curtailment of United Kingdom employee benefit schemes and gains on property disposals was 25% (2005: 28%). Over the medium term we would expect the effective tax rate to trend towards 30% as losses are utilised.

Underlying earnings per share were 8.5 pence (2005: 6.3 pence).

The Group pension deficit has improved by £79.8 million since last year end to £44.4 million on an IAS 19 basis. The main movements are in the UK pension schemes which show a surplus of £5.7 million at the half year on an IAS 19 basis, an improvement of £71.9 million in the period. The two main one-off changes for the UK are a £40 million cash injection and an £11 million curtailment to the deficit due to the changes implemented in the schemes. Improvement in bond yields contributed to a higher discount rate and hence a lower liability position.

The net cash outflow from operating activities was £51.4 million (2005: inflow £2.7 million) which included an adverse cash impact from restructuring costs and costs associated with anti-trust litigation of £14.3 million (2005: £14.9 million). Working capital increased by £35.0 million (2005: increase £22.1 million) in the first half of the year. Seasonality in inventory levels, due to stockbuilding for shut down periods in July and August is a large part of this increase. Combined with higher raw material and energy prices included in inventory and strong sales in June increasing debtors, working capital was £12.9 million adverse compared to the same time last year. Working capital levels are expected to improve significantly in the second half of the year as this half year position unwinds.

	HY 2006 £m	HY 2005 £m
Net cash from operating activities before UK pension payment	**(11.4)**	2.7
UK pension scheme payment	**(40.0)**	–
Interest received	**2.3**	0.9
Net capital expenditure	**(14.1)**	(12.3)
Free cash flow	**(63.2)**	(8.7)
Cash flows from other investing activities	**(5.8)**	(4.2)
Cash flows from financing activities	**(6.4)**	(3.4)
Exchange movement	**2.0**	(0.8)
Opening net cash/(debt)	**50.5**	(147.9)
Closing net (debt)	**(22.9)**	(165.0)

Interim dividend

Further to the return to the dividend list as announced at the presentation of our Final 2005 results, the Board has declared an interim dividend of 1.5 pence per Ordinary share. The dividend will be paid on 8 January 2007 to Ordinary shareholders on the register of members at the close of business on 1 December 2006.

Operating review

Carbon

Sales in the first half were up by 5.6% compared to the same period last year at £106.5 million (2005: £100.9 million) and on a constant currency basis up 3.2%. Underlying operating profit for the period was up 30.6% to £16.2 million (2005: £12.4 million). This profit improvement is due to a combination of sales growth in niche applications such as rotary systems and armour and the impact on both gross margin and overheads from the restructuring projects in USA and Western Europe.

Performance has been robust across most regions and markets. In the Americas, sales have been strong in the traditional brush and seals and bearings markets. Additional capacity has been installed to meet the demands for armour from the US and European military. Good progress has also been made in the increased utilisation of the Mexican business to provide a low cost manufacturing site. Whilst trading conditions remain more difficult in Europe there have been some signs of recovery and sales in a number of markets have shown improvement on 2005. Major re-organisation projects have been completed and the first half has seen some of the benefits of these. The Asian business, particularly in China, continues to enjoy strong organic growth and our continued investment in terms of financial, technical and human resource has allowed us to take advantage of the opportunities in this area.

We have recently completed the acquisition of an armour technology business, Aceram, based in Canada for a maximum purchase price of c.£6.0 million of which £1.8 million will be paid upfront and the remainder deferred and linked to business performance. This acquisition will broaden the portfolio of products and materials available to Morgan in the armour market.

Technical Ceramics

Sales in the first half showed strong organic growth, increasing 18.1% to £84.0 million (2005: £71.1 million) and on a constant currency basis up 16.0%. This sales growth is flattered by the inclusion of metal price increases that are a component of our sales and this accounts for 2.8% of this increase. The organic growth was achieved across all geographic regions, with the highest growth rates in percentage terms being seen in Asia as the business continues to expand its activities in this area. Underlying operating profit grew 45.9% to £8.9 million (2005: £6.1 million), increasing operating margins to 10.6% (2005: 8.6%). Costs were controlled while the top line was grown and new product introductions helped to support gross margins in the face of pressure from raw materials and energy price increases.

We maintain our focus on niche opportunities within selected target markets, and overall have experienced strong market conditions in Europe and in the US throughout the period. Telecoms in the US continue to improve, and demand for our products in Aerospace applications has also been good. Our factory in Yixing, China continues to expand toward full utilisation of the recent new capacity installed and is serving local customers as well as export markets.

Insulating Ceramics

Insulating Ceramics sales in the first half were up by 12.9% (including revenue in 2006 of £4.1 million from acquisitions) at £145.8 million (2005: £129.0 million) and on a constant currency basis up 10.5%. Underlying operating profit increased 32.3% to £13.1 million (2005: £9.9 million) despite the continued rise of input price pressures from raw materials and energy suppliers.

Within the Thermal Ceramics business price increases were implemented in January and July 2006 in order to offset these cost increases. In addition we have implemented further restructuring plans within the division to continue streamlining our infrastructure and ensure that our main European and American facilities become the lowest cost producers in their respective markets. The overall cost reduction programme to counter higher input costs and to fully leverage the Vesuvius ceramic fibre acquisition has resulted in further restructuring costs of c.£8 million for an expected annualised benefit of c.£8 million.

The Thermal Ceramics business has continued to expand its geographic presence with the formation of a 75% joint venture ("JV") with Beijing Yingtelai Textile Corporation in Beijing, China, a 51% JV with Shandong Luyang in China to manufacture high temperature sol gel fibres, a 51% JV in Yekaterinburg, Russia with Sukhoy Log to produce ceramic fibres and the acquisition of the ceramic fibre division of Vesuvius with plants in Erwin, USA and Skawina, Poland. Investment in our fibre facility in France has allowed closure of our Italian site and closure of our UK fibre line in the second half of the year.

The launch of a new high temperature bio-soluble fibre (Superwool™ 607HT) has enabled Thermal Ceramics to be at the forefront of developing new products adapted to the changing needs and environmental demands of the European and global markets.

The first half of the year saw improved trading conditions for the Crucibles business, with sales growth evident in all regions. Escalating fuel prices stimulated an increasing interest in energy efficient metal melting systems, particularly in the Americas. Operating margins continued to improve, assisted by the fixed cost reduction programmes implemented in the second half of last year. Consolidation of our Indian operations was achieved by the purchase of the remaining equity owned by our joint venture partner and by the subsequent acquisition of the Diamond Crucible Company in Gujarat. Additional technical and sales resources have been deployed in Asia, in order to accelerate the capacity expansion that is required to support the anticipated market growth in the region.

Outlook

All three divisions continue to make progress in both margin improvement and top line growth. Our strong market positions and current trading give the Board confidence that the Group will make further progress in the second half of the year.

Lars Kylberg Chairman

Warren Knowlton Chief Executive Officer

Consolidated income statement

for the six months ended 4 July 2006

	Note	Unaudited Six months Continuing operations 2006 £m	Unaudited Six months Discontinued operations 2006 £m	Unaudited Six months Total 2006 £m	Unaudited Six months Continuing operations 2005 £m	Unaudited Six months Discontinued operations 2005 £m	Unaudited Six months Total 2005 £m	Year Continuing operations 2005 £m	Year Discontinued operations 2005 £m	Year Total 2005 £m
Revenue	1	**336.3**	**-**	**336.3**	301.0	90.7	391.7	609.8	135.9	745.7
Operating costs before special items		**(300.6)**	**-**	**(300.6)**	(275.4)	(83.1)	(358.5)	(554.4)	(125.3)	(679.7)
Profit from operations before special items	1	**35.7**	**-**	**35.7**	25.6	7.6	33.2	55.4	10.6	66.0
Restructuring costs and costs associated with settlement of prior period anti-trust litigation	4	**(15.2)**	**-**	**(15.2)**	(9.9)	(1.1)	(11.0)	(29.9)	(2.1)	(32.0)
Gain on curtailment of United Kingdom employee benefit schemes		**11.0**	**-**	**11.0**	-	-	-	-	-	-
Gain/(loss) on disposal of property		**0.1**	**-**	**0.1**	-	-	-	(0.4)	-	(0.4)
Operating profit	1	**31.6**	**-**	**31.6**	15.7	6.5	22.2	25.1	8.5	33.6
Finance income		**12.8**	**-**	**12.8**	11.9	-	11.9	22.7	-	22.7
Finance expenses		**(14.3)**	**-**	**(14.3)**	(17.2)	(1.4)	(18.6)	(33.4)	(2.4)	(35.8)
Net financing costs	2	**(1.5)**	**-**	**(1.5)**	(5.3)	(1.4)	(6.7)	(10.7)	(2.4)	(13.1)
Loss on partial disposal of businesses		**-**	**-**	**-**	(0.4)	-	(0.4)	(0.1)	-	(0.1)
Profit before taxation		**30.1**	**-**	**30.1**	10.0	5.1	15.1	14.3	6.1	20.4
Income tax expense	3	**(6.7)**	**-**	**(6.7)**	(4.5)	(1.0)	(5.5)	(4.8)	(4.0)	(8.8)
Profit after taxation but before (loss)/gain on sale of discontinued operations		**23.4**	**-**	**23.4**	5.5	4.1	9.6	9.5	2.1	11.6
(Loss)/gain on sale of discontinued operations, net of tax		**-**	**(0.6)**	**(0.6)**	-	(0.6)	(0.6)	-	42.6	42.6
Profit/(loss) for the period		**23.4**	**(0.6)**	**22.8**	5.5	3.5	9.0	9.5	44.7	54.2
Profit/(loss) for the period attributable to:										
Equity holders of the parent		**22.2**	**(0.6)**	**21.6**	4.7	3.5	8.2	7.2	44.7	51.9
Minority interest		**1.2**	**-**	**1.2**	0.8	-	0.8	2.3	-	2.3
		23.4	**(0.6)**	**22.8**	5.5	3.5	9.0	9.5	44.7	54.2
Earnings/(loss) per share	5									
Basic		**7.7p**	**(0.2p)**	**7.5p**	1.6p	1.2p	2.8p	2.5p	15.6p	18.1p
Diluted		**7.4p**	**(0.2p)**	**7.2p**	1.5p	1.2p	2.7p	2.4p	14.8p	17.2p
Dividends										
Proposed interim/final dividend										
- pence				**1.5p**			-			2.5p
- £m				**4.4**			-			7.3

Consolidated balance sheet

as at 4 July 2006

	Unaudited Six months 2006 £m	Unaudited Six months 2005 £m	Year 2005 £m
Assets			
Property, plant and equipment	**228.7**	321.9	235.3
Intangible assets	**58.2**	107.0	46.6
Other investments	**5.8**	6.0	6.1
Other receivables	**0.4**	3.5	0.3
Deferred tax assets	**27.4**	31.2	27.4
Total non-current assets	**320.5**	469.6	315.7
Inventories	**86.0**	133.1	77.8
Trade and other receivables	**141.7**	176.7	140.9
Cash and cash equivalents	**85.1**	69.6	160.0
Total current assets	**312.8**	379.4	378.7
Total assets	**633.3**	849.0	694.4
Liabilities			
Interest-bearing loans and borrowings	**76.8**	181.1	57.3
Employee benefits	**44.4**	185.0	124.2
Grants for capital expenditure	**0.3**	0.6	0.3
Provisions	**3.7**	5.2	4.3
Deferred tax liabilities	**28.7**	42.1	28.1
Total non-current liabilities	**153.9**	414.0	214.2
Bank overdraft	**15.7**	14.1	27.2
Interest-bearing loans and borrowings	**15.5**	39.4	25.0
Trade and other payables	**202.2**	192.3	203.9
Provisions	**27.2**	34.1	28.4
Total current liabilities	**260.6**	279.9	284.5
Total liabilities	**414.5**	693.9	498.7
Total net assets	**218.8**	155.1	195.7
Equity			
Issued capital	**75.6**	74.8	75.5
Share premium	**85.2**	84.1	85.0
Reserves	**33.3**	36.5	41.4
Retained earnings	**10.6**	(52.3)	(19.6)
Total equity attributable to equity holders of the parent company	**204.7**	143.1	182.3
Minority interest	**14.1**	12.0	13.4
Total equity	**218.8**	155.1	195.7

Consolidated statement of cash flows

for the six months ended 4 July 2006

	Note	Unaudited Six months 2006 £m	Unaudited Six months 2005 £m	Year 2005 £m
Operating activities				
Net profit from ordinary activities		**22.8**	9.0	54.2
Adjustments for:				
Depreciation		**12.7**	16.3	30.0
Amortisation		**0.4**	0.7	1.3
Interest expense		**1.5**	6.7	13.1
(Profit)/loss on sale of property, plant and equipment		**(0.2)**	0.1	0.6
Income tax expense		**6.7**	5.5	8.8
Equity settled share-based payment expenses		**1.6**	1.5	2.5
Operating profit before changes in working capital and provisions		**45.5**	39.8	110.5
(Increase)/decrease in trade and other receivables		**(11.7)**	(13.1)	(5.8)
(Increase)/decrease in inventories		**(9.9)**	(11.3)	(9.0)
Increase/(decrease) in trade and other payables		**(13.4)**	2.3	8.6
Non cash operating costs relating to restructuring		**1.6**	1.6	8.5
Increase/(decrease) in provisions and employee benefits		**(17.0)**	(6.8)	(1.9)
Payment to UK pension schemes		**(40.0)**	-	-
Cash generated from the operations		**(44.9)**	12.5	110.9
Interest paid		**(3.7)**	(6.7)	(13.7)
Taxation		**(3.4)**	(4.1)	(6.2)
Loss on partial disposal of businesses		**-**	0.4	0.1
Loss/(gain) on sale of discontinued operations		**0.6**	0.6	(42.6)
Net cash flows from operating activities		**(51.4)**	2.7	48.5
Investing activities				
Purchase of property, plant and equipment		**(14.8)**	(17.3)	(43.6)
Proceeds from sale of property, plant and equipment		**0.7**	5.0	5.5
Purchase of investments		**(0.3)**	(0.6)	(2.8)
Proceeds from sale of investments		**0.3**	-	0.7
Interest received		**2.3**	0.9	2.3
Acquisitions of subsidiaries, net of cash acquired		**(15.5)**	(2.6)	(3.0)
Disposal of subsidiaries, net of cash disposed		**9.7**	(1.0)	195.9
Net cash flows from investing activities		**(17.6)**	(15.6)	155.0
Financing activities				
Proceeds from the issue of share capital		**0.2**	0.1	1.7
Purchase of shares for LTIP		**(6.2)**	(3.5)	(3.5)
Increase/(repayment) of borrowings		**14.2**	14.7	(125.2)
Payment of finance lease liabilities		**(0.3)**	-	(1.2)
Dividends paid		**(0.4)**	-	-
Net cash flows from financing activities		**7.5**	11.3	(128.2)
Net increase/(decrease) in cash and cash equivalents		**(61.5)**	(1.6)	75.3
Cash and cash equivalents at start of period		**133.6**	56.3	56.3
Effect of exchange rate fluctuations on cash held		**(1.7)**	1.1	2.0
Cash and cash equivalents at period end	6	**70.4**	55.8	133.6

Consolidated statement of recognised income and expense

for the six months ended 4 July 2006

	Unaudited Six months 2006 £m	Unaudited Six months 2005 £m	Year 2005 £m
Foreign exchange translation differences	**(10.1)**	(0.4)	5.0
Actuarial gain/(loss) on defined benefit plans	**23.8**	(4.1)	(16.2)
Deferred tax associated with employee benefit schemes	**(1.7)**	–	-
Net gain/(loss) on hedge of net investment in foreign subsidiary	**-**	0.6	(1.5)
Cash flow hedges:			
Effective portion of changes in fair value	**0.4**	(1.2)	0.2
Change in fair value of equity securities available-for-sale	**-**	–	0.3
Income and expense recognised directly in equity	**12.4**	(5.1)	(12.2)
Profit for the period	**22.8**	9.0	54.2
Total recognised income and expense for the period	**35.2**	3.9	42.0
Attributable to:			
Equity holders of the parent	**34.0**	3.1	39.7
Minority interest	**1.2**	0.8	2.3
Total recognised income and expenses for the period	**35.2**	3.9	42.0

Notes to the consolidated financial statements

Basis of preparation
The Morgan Crucible Company plc (the "Company") is a company domiciled in the United Kingdom. The consolidated financial statements of the Company for the period ended 4 July 2006 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates and jointly controlled entities.

These financial statements have been prepared on the basis of the recognition and measurement requirements of IFRS applied in the financial statements at 4 January 2006 and those standards that have been endorsed and will be applied at 4 January 2007.

The results for each half year are unaudited. The comparative figures for the year to 4 January 2006 have been abridged from the Group's financial statements for that year, which have been delivered to the registrar of Companies. The auditors have reported on these financial statements; their report was unqualified and did not contain statements under section 237 (2) or (3) of the Companies Act 1985.

The interim financial statements for the six months ended 4 July 2006 were approved by the Board on 3 August 2006.

1 Segment reporting

Business segments

	Carbon		Technical Ceramics		Thermal Ceramics		Crucibles		Discontinued		Consolidated	
	Six months 2006 £m	Six months 2005 £m	Six months 2006 £m	Six months 2005 £m	Six months 2006 £m	Six months 2005 £m	Six months 2006 £m	Six months 2005 £m	Six months 2006 £m	Six months 2005 £m	Six months 2006 £m	Six months 2005 £m
Revenue from external customers	**106.5**	100.9	**84.0**	71.1	**130.5**	114.8	**15.3**	14.2	**-**	90.7	**336.3**	391.7
Segment profit	**14.1**	8.6	**12.4**	4.7	**4.6**	6.6	**2.5**	0.8	**-**	6.5	**33.6**	27.2
Unallocated costs											**(2.0)**	(5.0)
Operating profit											**31.6**	22.2
Segment underlying operating profit*	**16.2**	12.4	**8.9**	6.1	**11.4**	9.0	**1.7**	0.9	**-**	7.6	**38.2**	36.0
Unallocated costs											**(2.5)**	(2.8)
Underlying operating profit											**35.7**	33.2

	Carbon	Technical Ceramics	Thermal Ceramics	Crucibles	Discontinued	Consolidated
	Year 2005 £m	Year 2005 £m	Year 2005 £m	Year 2005 £m	Year 2005 £m	Year 2005 £m
Revenue from external customers	199.9	144.8	236.7	28.4	135.9	745.7
Segment profit	15.3	8.6	9.2	1.3	8.5	42.9
Unallocated costs						(9.3)
Operating profit						33.6
Segment underlying operating profit*	27.4	12.2	19.7	1.8	10.6	71.7
Unallocated costs						(5.7)
Underlying operating profit						66.0

* *This measure of profit (before all special items) is shown because the Directors consider that it gives a better indication of underlying performance.*

2 Finance income and expenses

	Six months 2006 £m	Six months 2005 £m	Year 2005 £m
Interest income	**1.3**	0.9	1.3
Expected return on IAS 19 scheme assets	**11.5**	10.6	21.0
Fair value gain on interest rate swaps	**-**	0.4	0.4
Finance income	**12.8**	11.9	22.7
Interest expense	**(2.9)**	(6.2)	(11.3)
Interest on IAS 19 obligations	**(11.4)**	(12.4)	(24.5)
Finance expenses	**(14.3)**	(18.6)	(35.8)

3 Taxation

	Six months 2006 £m	Six months 2005 £m	Year 2005 £m
Tax on profit before special items and sale of discontinued operations	**8.6**	7.4	13.1
Tax on special items	**(1.9)**	(1.9)	(4.3)
Income tax expense	**6.7**	5.5	8.8
Tax on sale of discontinued operations	**-**	-	21.4
Total taxation	**6.7**	5.5	30.2

The interim taxation charge is calculated by applying the Directors' best estimate of the annual tax rate to the profit for the period.

4 Restructuring costs and costs associated with settlement of anti-trust litigation

Costs of restructuring were £14.4 million (2005: £9.8 million) and legal costs associated with settlement of prior period anti-trust litigation were £0.8 million (2005: £1.2 million).

5 Earnings per share

Basic earnings per share

The calculations of basic earnings per share at 4 July 2006 was based on the net profit/(loss) attributable to Equity holders of The Morgan Crucible Company plc of £21.6 million (2005: £8.2 million) and a weighted average number of Ordinary shares outstanding during the period ended 4 July 2006 of 288,175,695 (2005: 290,279,006) calculated as follows:

	Six months 2006 £m	Six months 2005 £m	Year 2005 £m
Net profit/(loss) attributable to Equity holders of The Morgan Crucible Company plc	**21.6**	8.2	51.9
Weighted average number of Ordinary shares			
Issued Ordinary shares at 5 January	**293,188,372**	290,200,179	290,200,179
Effect of shares issued in period and Treasury shares held by the Company	**(5,012,677)**	78,827	(3,646,412)
Weighted average number of Ordinary shares at period end	**288,175,695**	290,279,006	286,553,767

Diluted earnings per share

The calculation of diluted earnings per share at 4 July 2006 was based on net profit/(loss) attributable to Equity holders of The Morgan Crucible Company plc of £21.6 million (2005: £8.2 million) and a weighted average number of Ordinary shares outstanding during the period ended 4 July 2006 of 300,271,233 (2005: 301,688,291), calculated as follows:

	Six months 2006 £m	Six months 2005 £m	Year 2005 £m
Net profit/(loss) attributable to Equity holders of The Morgan Crucible Company plc	**21.6**	8.2	51.9
Weighted average number of Ordinary shares			
Weighted average number of Ordinary shares	**288,175,695**	290,279,006	286,553,767
Effect of share options/incentive schemes	**12,095,538**	11,409,285	14,534,593
Diluted weighted average number of Ordinary shares	**300,271,233**	301,688,291	301,088,360

5 Earnings per share (continued)

Underlying earnings per share
The calculations of underlying earnings per share at 4 July 2006 was based on profit from operations before special items less net finance costs, income tax expense (excluding tax credit arising from special items) and minority interest of £24.4 million (2005: £18.3 million) and a weighted average number of Ordinary shares outstanding during the period ended 4 July 2006 of 288,175,695 (2005: 290,279,006) calculated as follows:

	Six months 2006 £m	Six months 2005 £m	Year 2005 £m
Profit from operations before special items less net finance charge costs, income tax expense and minority interest	**24.4**	18.3	37.5
Weighted average number of Ordinary shares			
Issued Ordinary shares at 5 January	**293,188,372**	290,200,179	290,200,179
Effect of shares issued in period and Treasury shares held by the Company	**(5,012,677)**	78,827	(3,646,412)
Weighted average number of Ordinary shares at period end	**288,175,695**	290,279,006	286,553,767
Underlying earnings per share (pence)	**8.5p**	6.3p	13.1p

Underlying diluted earnings per share
The calculations of underlying diluted earnings per share at 4 July 2006 was based on profit from operations before special items less net finance costs, income tax expense (excluding tax credit arising from special items) and minority interest of £24.4 million (2005: £18.3 million) and a weighted average number of Ordinary shares outstanding during the period ended 4 July 2006 of 300,271,233 (2005: 301,688,291) calculated as follows:

	Six months 2006 £m	Six months 2005 £m	Year 2005 £m
Profit from operations before special items less net finance charge costs, income tax expense and minority interest	**24.4**	18.3	37.5
Weighted average number of Ordinary shares			
Weighted average number of Ordinary shares	**288,175,695**	290,279,006	286,553,767
Effect of share options/incentive schemes	**12,095,538**	11,409,285	14,534,593
Diluted weighted average number of Ordinary shares	**300,271,233**	301,688,291	301,088,360
Underlying diluted earnings per share (pence)	**8.1p**	6.1p	12.5p

6 Cash and cash equivalents/bank overdrafts

	Six months 2006 £m	Six months 2005 £m	Year 2005 £m
Bank balances	**61.3**	41.9	69.0
Cash deposits	**23.8**	27.7	91.0
Cash and cash equivalents per balance sheet	**85.1**	69.6	160.0
Bank overdrafts subject to cash pooling arrangements	**(14.7)**	(13.8)	(26.4)
Cash and cash equivalents per cash flow statement	**70.4**	55.8	133.6
Bank overdrafts subject to cash pooling arrangements	**(14.7)**	(13.8)	(26.4)
Other bank overdrafts	**(1.0)**	(0.3)	(0.8)
Total bank overdrafts	**(15.7)**	(14.1)	(27.2)

Reconciliation of cash and cash equivalents to net borrowings

	Six months 2006 £m	Six months 2005 £m	Year 2005 £m
Opening (borrowings)	**(83.1)**	(204.2)	(204.2)
(Increase)/repayment of borrowings	**(14.2)**	(14.7)	125.2
Payment of finance lease liabilities	**0.3**	-	1.2
Effect of movements in foreign exchange on borrowings	**3.7**	(1.9)	(5.3)
Closing (borrowings)	**(93.3)**	(220.8)	(83.1)
Cash and cash equivalents per cash flow statement	**70.4**	55.8	133.6
Closing net cash and equivalents/(borrowings)	**(22.9)**	(165.0)	50.5

The Morgan Crucible Company plc
Quadrant
55–57 High Street
Windsor
Berkshire SL4 1LP
Registered in England No 286773


Morgan